The Royce Funds	745 Fifth Avenue New York, NY 10151 212-508-4500 800-221-4268 e-mail: funds@roycefunds.com website: www.roycefunds.com

May 19, 2009

Securities and Exchange Commission
Attn: Sheila Stout, Senior Staff Accountant
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:

Annual Report to Shareholders for the year ended December 31, 2008 for each of The Royce Fund (File No. 811-03599), Royce Value Trust, Inc. (File No. 811-04875), Royce Micro-Cap Trust, Inc. (File No. 811-08030) and Royce Focus Trust, Inc. (File No. 811-05379)______________

Dear Ms. Stout:

        At your request, in connection with the staff's comments relating to each of the above-referenced Annual Reports to Shareholders, set forth below are the staff's comments and the relevant Funds' responses. The Funds acknowledge that (i) each is responsible for the adequacy and accuracy of the disclosure in their Annual Reports to Shareholders; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Annual Reports to Shareholders; and (iii) no Fund may assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All Royce Funds:

Comment: Currently in each Fund's Schedule of Investments the collateral for repurchase agreements is described as various U.S. Government obligations. Regulation S-X requires a more specific description of such collateral. Accordingly, please include a range of interest rates and maturity dates to more specifically describe the collateral.

Response: Beginning with each Fund's Form N-Q for the period ending March 31, 2009, each Fund will include on its Schedule of Investments a range of interest rates and maturities relating to U.S. government securities held as collateral for repurchase agreements.

Comment: Reg. S-X 12.12.6 requires specified information be included in the Schedule of Investments relating to certain Restricted Securities that are not offered in reliance on Rule 144A under the Securities Act of 1933. Please include this required information in the Schedule of Investments.

Response: Beginning with each Fund's Form N-Q for the period ending March 31, 2009, we will add the following disclosure, where appropriate, to the Schedule of Investments relating to any Restricted Securities held by the Funds that were not purchased in reliance on Rule 144A: (i) acquisition date; (ii) percent of the Fund's net assets represented by such securities, and (iii) the cost of such securities.

Comment: If the Funds have acquired fund fee expenses that are excluded from their Royce & Associates fee waiver, please add disclosure to the Notes to Financial Statements stating that such expenses are excluded from fee waivers.

Response: The Funds will add the requested disclosure, beginning with each Fund's Semi-Annual Report to Shareholders for the period ending June 30, 2009.

The Royce Fund

Comment: The staff noted that the Royce Opportunity Fund Annual Report indicated that the Fund had more than 30% of its net assets invested in technology companies. Please indicate whether this merely represents investments in the technology sector or if it rather indicates an industry concentration.

Response: In Royce Opportunity Fund's Annual Report under the heading "Portfolio Sector Breakdown" it is reported that, as of December 31, 2008, the Fund had 30.1% of its net assets invested in the technology sector. However, the Fund did not have greater than 25% of its assets invested in any one industry.

Comment: Royce Special Equity Fund's Prospectus states that [n]ormally, the Fund invests at least 80% of its net assets in equity securities. Please explain why as of December 31, 2008 the Fund had only 72% of its assets in equity securities.

Response: In September of 2008 Royce Special Equity Fund's Portfolio Manager had raised cash in the Fund's portfolio through tax loss selling. The cash was further increased when a greater than 3% position in the portfolio was the subject of a corporate takeover. The Fund's portfolio manager determined beginning in late September 2008 that market circumstances were not "normal" and therefore it was important to reinvest the recently increased cash levels in the Fund using a measured, deliberate approach in an effort to seek to take advantage of lower prices while not buying too much equity when it was unclear as to whether the market was close to a bottom. This cautious approach and positive net cash flow in the Fund led to higher cash levels than would be "normal". The Portfolio Manager's approach to re-investing the higher cash levels was discussed with the Fund's CCO, its non-interested trustees and their independent counsel. As of the date of this letter Royce Special Equity Fund has greater than 77% of its net assets invested in equity securities.

Comment: The list of current series of The Royce Fund in the "Summary of Significant Accounting Policies" in the Notes to Financial Statements includes Royce International Smaller-Companies Fund. The following statement also appears, "Royce International Smaller-Companies Fund became Royce European Smaller-Companies Fund." Please explain.

Response: Effective February 15, 2008, Royce International Smaller-Companies Fund changed its name to Royce European Smaller-Companies Fund. Subsequently, a newly created series of The Royce Fund, Royce International Smaller-Companies Fund, commenced operations on June 30, 2008.

Comment: In the Notes to the Financial Statements, if any fees or expense are excluded from "committed net annual operating expense ratio cap" information please describe such exclusions.

Response: Beginning with The Royce Fund's Semi-Annual Report to Shareholders for the period ending June 30, 2009, it will be disclosed in the Notes to the Financial Statements that "acquired Fund fees and expenses" are excluded from the committed net annual operating expense ratio caps.

Comment: Please explain why in the Tax Information Section of the Notes to the Financial Statements, the net unrealized appreciation/depreciation differs from the distributable net unrealized appreciation/depreciation.

Response: The difference is due to timing differences on foreign currency.

Comment: In the Tax Information Section of the Notes to the Financial Statements it is reported that Royce European Smaller-Companies Fund had a return of capital in 2008. Please explain why this return of capital was not also reported in the Statement of Changes section of the Fund's Financial Statements.

Response: The return of capital was not reported in the Statement of Changes because the amount was less than .5 cents per share and represented only 1% of the total distribution.

Comment: In the Tax Information Section of the Notes to the Financial Statements what is causing the Tax Basis Cost to Book Market Value of Investments not to "roll forward" for Royce Global Select and Royce SMid-Cap Select Funds?

Response: The roll-forward works when the market value of the short sale holdings are included.

Royce Value Trust, Inc., Royce Micro-Cap Trust, Inc. and Royce Focus Trust, Inc.

Comment: Did Royce Value Trust and Royce Micro-Cap Trust comply with the requirements of Section 19 of the Investment Company Act of 1940 with respect to their return of capital distribution during 2008?

Response: Yes.

Comment: Do Royce Value Trust and Royce Micro-Cap Trust disclose on their website that a portion of their 2008 distribution was a return of capital?

Response: Yes at:

http://www.roycefunds.com/Funds/Distributions/default.asp?intYear=2008#fundQuarterClosed;
http://www.roycefunds.com/News/News/2008/1125ce4qdist.asp;
http://www.roycefunds.com/News/News/2008/12234qdistnote.asp

Comment: Please confirm that the Form N-Q's for Royce Value Trust and Royce Micro-Cap Trust were filed with the SEC during 2008.

Response: The N-Q's for Royce Value Trust were filed on May 29, 2008 and November 21, 2008. The N-Q's for Royce Micro-Cap Trust were filed on May 28, 2008 and November 21, 2008. All filings appears on SEC.gov.

Comment: In the Statement of Operations in the Funds' Financial Statements, please separately disclose net realized gain/loss from foreign currency assets/liabilities. Also please explain why it has not previously been separately broken out as required by the Audit Guide.

Response: It has not previously been broken out because the amounts were deemed to be de-minimus. Beginning with each Fund's Semi-Annual Report to Stockholders for the period ending June 30, 2009, we will separately disclose net realized gain/loss from foreign currency assets/liabilities.

Comment: In the Royce Value Trust Financial Highlights, is the net expense ratio shown net of fees paid indirectly such as earnings credits to the Custodian? The net expense ratio in the Financial Highlights Table should include fees paid indirectly as required by Audit Guide Sec. 7.5.1.

Response: The net expense ratio shown in Royce Value Trust's Financial Highlights for the year ended December 31, 2008 is net of earnings credits paid to the Fund's Custodian. These earnings credits were deemed to be of a de-minimus amount. Beginning with each Fund's Semi-Annual Report for the period ending June 30, 2009, the net expense ratio in the Financial Highlights will include such indirect expenses.

Comment: Please provide an example of how the management fee for Royce Value Trust is computed.

Response: September 2008:
The Fund's 60 month return: 52.19% S & P 600 60 month return: 60.37% 60 month average net assets: $1,267,659,924
Basic fee is equal to 1/12 of 1% of $1,267,659,924 = $1,056,383.27

The Basic Fee for each month is increased or decreased at the rate of 1/12 of .05% for each percentage point that the investment performance of the Fund exceeds, or is exceeded by, the percentage change in the investment record of the S&P 600 for the performance period by more than two percentage points. The performance period for each such month is a rolling 60-month period ending with such month. The maximum increase or decrease in the Basic Fee for any month may not exceed 1/12 of .5%.

The Fund's performance was exceeded by the S & P 600 performance by 8%, so the fee is adjusted as follows:
Downward adjustment is equal to 1/12 of .05% x 6 (8% less 2% threshold) of $1,267,659,924 = $316,914.98
Basic fee $1,056,383.27 less downward adjustment of $316,914.98 = $739,468.29 paid to advisor for September 2008.

        We believe that the proposed modifications to the Annual Reports to Shareholders are responsive to the staff's comments. Please direct any further communication relating to this filing to either of the undersigned at (212) 508-4572 and (212) 508-4578, respectively.

Very truly yours,
/s/ John D. Diederich	/s/ John E. Denneen
John D. Diederich Vice President and Treasurer	John E. Denneen Secretary

cc:	Charles M. Royce
Mary Macchia
Frank P. Bruno, Esq.